Exhibit 99.1

Alterity THERAPEUTICS

All Registry communications to:
Automic
Group GPO
Box 5193
Sydney NSW 2001
Telephone (free call within Australia): 1300 288 664
ASX Code: ATH

21 October 2026

Upcoming Annual General Meeting of Shareholders

Dear Shareholder,

Alterity Therapeutics Limited, ACN 080 699 065 (ASX: ATH or "the **Company**"), advises that the Company's 2026 Annual General Meeting will be held at Level 7, 500 Collins Street, Melbourne, VIC 3000, and online at investor.automic.com.au on Friday, 20 November 2026 at 11am (AEDT) (**Meeting**).

Notice of Meeting
The Notice of Meeting and Explanatory Memorandum (**Notice**) for the Meeting is available online and can be viewed and downloaded by shareholders of the Company (**Shareholders**) from the Company's website at www.alteritytx.com or the Company's ASX market announcements platform at www.asx.com.au (ASX: ATH).

In accordance with sections 110C-110K of the Corporations Act 2001 (Cth), Shareholders will not be sent a hard copy of the Notice or Proxy Form unless Shareholders have already notified the Company that they wish to receive documents such as the Notice and Proxy Form in hard copy.

Voting by Proxy
To be valid, your proxy appointment must be received by the Company's Share Registry by 11am (AEDT) on Wednesday, 18 November 2026.

Online scan the QR code below using your smartphone	Lodge the Proxy Form online at https://singleholding.automic.com.au/login by following the instructions: 1. Login to the Automic website using the holding details as shown on your holding statement. 2. Click on 'Meetings' - 'Vote'. To use the online lodgment facility, Shareholders will need their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) as shown at the top of your holding statement.

For further information on the online proxy lodgement process, or if you require a hard copy Proxy Form, please contact the Company's Share Registry, Automic Registry Services (**Automic**), at hello@automicgroup.com.au or via phone on 1300 288 664 (within Australia) or +61 2 9698 5414 (overseas).

Shareholder queries in relation to the Meeting
Shareholders can contact the Company Secretary, Abby Macnish Niven, with any questions prior to the meeting via email at cfo@alteritytx.com.

Copies of all Meeting related material including the Notice are available to download from the Company's website and the Company's ASX market announcements platform. In the event it is necessary or appropriate for the Company to make alternative arrangements for the Meeting, information will be provided to Shareholders via the ASX and the Company's website.

The Company **strongly encourages Shareholders to lodge a directed proxy form prior to the Meeting.** Questions should also be submitted in advance of the Meeting as this will provide management with the best opportunity to prepare for the Meeting, for example by preparing answers in advance to Shareholders' questions. However, votes and questions may also be submitted during the Meeting. Further details of how to participate in the Meeting are set out in the Online Meeting Guide, available at https://www.automicgroup.com.au/virtual-agms

Authorised for ASX release by the Board of Alterity Therapeutics Limited.

ALTERITY THERAPEUTICS LIMITED
ACN 080 699 065
NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Meeting will be held at:

TIME:	11.00 am (AEDT)
DATE:	20 November 2026
PLACE:	Level 7, 500 Collins Street, Melbourne, VIC 3000 or online at investor.automic.com.au

The business of the Meeting affects your shareholding and your vote is important.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered Shareholders at 7.00 pm (AEDT) on 18 November 2026.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2026 together with the declaration of the Directors, the Directors' report, the Remuneration Report and the auditor's report.

1. RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass, with or without amendment, the following Resolution as a **non-binding resolution**:

> *"That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the Remuneration Report as contained in the Company's annual financial report for the financial year ended 30 June 2026."*

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company.

2. RESOLUTION 2 – RE-ELECTION OF A DIRECTOR – PETER MARKS

To consider and, if thought fit, to pass, with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of clause 6.1(f) of the Constitution, Listing Rule 14.4 and for all other purposes, Peter Marks, a Director, retires by rotation, and being eligible, is re-elected as a Director."*

3. RESOLUTION 3 – RE-ELECTION OF A DIRECTOR – LAWRENCE GOZLAN

To consider and, if thought fit, to pass, with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of clause 6.1(f) of the Constitution, Listing Rule 14.4 and for all other purposes, Lawrence Gozlan, a Director, retires by rotation, and being eligible, is re-elected as a Director."*

4. RESOLUTION 4 – APPROVAL OF 7.1A MANDATE

To consider and, if thought fit, to pass the following Resolution as a **special resolution**:

> *"That, for the purposes of Listing Rule 7.1A and for all other purposes, approval is given for the Company to issue up to that number of Equity Securities equal to 10% of the issued capital of the Company at the time of issue, calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and otherwise on the terms and conditions set out in the Explanatory Statement."*

5. RESOLUTION 5 – APPROVAL TO ISSUE OPTIONS TO PETER MARKS

To consider and, if thought fit, to pass, the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, approval is given for the Company to issue 500,000 Options to Peter Marks (or his nominee(s)) on the terms and conditions set out in the Explanatory Statement."*

6. RESOLUTION 6 – APPROVAL TO ISSUE OPTIONS TO LAWRENCE GOZLAN

To consider and, if thought fit, to pass, the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, approval is given for the Company to issue 500,000 Options to Lawrence Gozlan (or his nominee(s)) on on the terms and conditions set out in the Explanatory Statement."*

7. RESOLUTION 7 – APPROVAL TO ISSUE OPTIONS TO JULIAN BABARCZY

To consider and, if thought fit, to pass, the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, approval is given for the Company to issue 500,000 Options to Julian Babarczy (or his nominee(s)) on the terms and conditions set out in the Explanatory Statement."*

8. RESOLUTION 8 – APPROVAL TO ISSUE OPTIONS TO ANN CUNNINGHAM

To consider and, if thought fit, to pass, the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, approval is given for the Company to issue 500,000 Options to Ann Cunningham (or her nominee(s)) on the terms and conditions set out in the Explanatory Statement."*

9. RESOLUTION 9 – APPROVAL TO ISSUE OPTIONS TO DAVID STAMLER

To consider and, if thought fit, to pass the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of Listing Rule 10.14 and for all other purposes, approval is given for the Company to issue 3,700,008 Options to David Stamler (or his nominee(s)) under the Plan on the terms and conditions set out in the Explanatory Statement."*

10. RESOLUTION 10 – APPROVAL OF POTENTIAL TERMINATION BENEFITS TO DAVID STAMLER

To consider and, if thought fit, to pass the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of sections 200B and 200E of the Corporations Act, Listing Rule 10.19 and for all other purposes, approval is given for the potential termination benefits to be given to Dr David Stamler in connection with his retirement from an office or position of employment in the Company or a related body corporate as set out in the Explanatory Statement, on the terms and conditions set out in the Explanatory Statement."*

11. RESOLUTION 11 – CONFIRMATION OF APPOINTMENT OF AUDITOR

To consider and, if thought fit, to pass, with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That, for the purposes of section 327B(1)(b) of the Corporations Act and for all other purposes, BDO Audit Pty Ltd, having been nominated by a Shareholder and having given its consent in writing to act as auditor, be appointed as the auditor of the Company to hold office from the conclusion of this Meeting until it resigns or is removed from the office of auditor of the Company."*

Dated: 21 October 2026

Voting Prohibition Statements

Resolution 1 – Adoption of Remuneration Report	In accordance with sections 250BD(2) and 250R(4) of the Corporations Act, a vote on this Resolution must not be cast: (a) by or on behalf of a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report or a Closely Related Party of such a member, regardless of the capacity in which the vote is cast; or (b) as a proxy by a member of the Key Management Personnel at the date of the Meeting, or their Closely Related Parties. However, a person (the **voter**) described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either: (a) the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or (b) the voter is the Chair and the appointment of the Chair as proxy: (i) does not specify the way the proxy is to vote on this Resolution; and (ii) expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.
Resolution 5 – Approval to issue Options to Peter Marks	In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of a related party of the Company to whom the Resolution would permit a financial benefit to be given, or an associate of such a related party (**Resolution 5 Excluded Party**). However, the above prohibition does not apply if the vote is cast by a person as proxy appointed by writing that specifies how the proxy is to vote on the Resolution and it is not cast on behalf of a Resolution 5 Excluded Party. In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if: (a) the proxy is either: (i) a member of the Key Management Personnel; or (ii) a Closely Related Party of such a member; and (b) the appointment does not specify the way the proxy is to vote on this Resolution. Provided the Chair is not a Resolution 5 Excluded Party, the above prohibition does not apply if: (a) the proxy is the Chair; and (b) the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.
Resolution 6 – Approval to issue Options to Lawrence Gozlan	In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of a related party of the Company to whom the Resolution would permit a financial benefit to be given, or an associate of such a related party (**Resolution 6 Excluded Party**). However, the above prohibition does not apply if the vote is cast by a person as proxy appointed by writing that specifies how the proxy is to vote on the Resolution and it is not cast on behalf of a Resolution 6 Excluded Party. In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if: (a) the proxy is either: (i) a member of the Key Management Personnel; or (ii) a Closely Related Party of such a member; and (b) the appointment does not specify the way the proxy is to vote on this Resolution. Provided the Chair is not a Resolution 6 Excluded Party, the above prohibition does not apply if: (a) the proxy is the Chair; and (b) the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Resolution 7 – Approval to issue Options to Julian Babarczy	In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of a related party of the Company to whom the Resolution would permit a financial benefit to be given, or an associate of such a related party (**Resolution 7 Excluded Party**). However, the above prohibition does not apply if the vote is cast by a person as proxy appointed by writing that specifies how the proxy is to vote on the Resolution and it is not cast on behalf of a Resolution 7 Excluded Party. In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if: (a) the proxy is either: (i) a member of the Key Management Personnel; or (ii) a Closely Related Party of such a member; and (b) the appointment does not specify the way the proxy is to vote on this Resolution. Provided the Chair is not a Resolution 7 Excluded Party, the above prohibition does not apply if: (a) the proxy is the Chair; and (b) the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.
Resolution 8 – Approval to issue Options to Ann Cunningham	In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of a related party of the Company to whom the Resolution would permit a financial benefit to be given, or an associate of such a related party (**Resolution 8 Excluded Party**). However, the above prohibition does not apply if the vote is cast by a person as proxy appointed by writing that specifies how the proxy is to vote on the Resolution and it is not cast on behalf of a Resolution 8 Excluded Party. In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if: (a) the proxy is either: (i) a member of the Key Management Personnel; or (ii) a Closely Related Party of such a member; and (b) the appointment does not specify the way the proxy is to vote on this Resolution. Provided the Chair is not a Resolution 8 Excluded Party, the above prohibition does not apply if: (a) the proxy is the Chair; and (b) the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.
Resolution 9 – Approval to issue Options to David Stamler	In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if: (a) the proxy is either: (i) a member of the Key Management Personnel; or (ii) a Closely Related Party of such a member; and (b) the appointment does not specify the way the proxy is to vote on this Resolution. However, the above prohibition does not apply if: (a) the proxy is the Chair; and (b) the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.
Resolution 10 – Approval of Potential Termination Benefits to David Stamler	In accordance with sections 250BD and 200E(2A) of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on this Resolution if: (a) the proxy is either: (i) a member of the Key Management Personnel; or (ii) a Closely Related Party of such a member; and (b) the appointment does not specify the way the proxy is to vote on this Resolution. However, the above prohibition does not apply if: (a) the proxy is the Chair; and (b) the appointment expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Voting Exclusion Statements

In accordance with Listing Rule 14.11, the Company will disregard any votes cast in favour of each Resolution set out below by or on behalf of the following persons:

Resolution 5 – Approval to issue Options to Peter Marks	Peter Marks (or his nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person or those persons.
Resolution 6 – Approval to issue Options to Lawrence Gozlan	Lawrence Gozlan (or his nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person or those persons.
Resolution 7 – Approval to issue Options to Julian Babarczy	Julian Babarczy (or his nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person or those persons.
Resolution 8 – Approval to issue Options to Ann Cunningham	Ann Cunningham (or her nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person or those persons.
Resolution 9 – Approval to issue Options to David Stamler	David Stamler (or his nominee(s)) and any other person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the employee incentive scheme in question or an associate of that person or those persons.
Resolution 10 – Approval of Potential Termination Benefits to David Stamler	David Stamler or any other officer of the Company or any of its child entities (as defined in the Listing Rules) who is entitled to participate in a termination benefit or an associate of that person or those persons.

However, this does not apply to a vote cast in favour of a Resolution by:

(a) a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b) the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

    (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

    (ii) the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting by proxy

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

In accordance with section 249L of the Corporations Act, Shareholders are advised that:

- each Shareholder has a right to appoint a proxy;
- the proxy need not be a Shareholder of the Company; and
- a Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of the member's votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Shareholders and their proxies should be aware that:

- if proxy holders vote, they must cast all directed proxies as directed; and
- any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Voting in person

To vote in person, attend the Meeting at the time, date and place set out above.

Voting online

The Company is pleased to provide shareholders with the opportunity to attend and participate at the Meeting virtually through an online meeting platform powered by Automic.

Shareholders that have an existing account with Automic will be able to watch, listen and vote online.

Shareholders who do not have an account with Automic are strongly encouraged to register for an account **as soon as possible and well in advance of the Meeting** to avoid any delays on the day of the Meeting.

An account can be created via the following link investor.automic.com.au and then clicking on "**register**" and following the prompts. Shareholders will require their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) to create an account with Automic.

To access the virtual meeting on the day:

1. Open your internet browser and go to investor.automic.com.au
2. Login with your username and password or click "**register**" if you haven't already created an account. **Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.**
3. After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on "**Register**" when this appears. Alternatively, click on "**Meetings**" on the left-hand menu bar to join the meeting.
4. Click on "**Join Meeting**" and follow the prompts on screen to register and vote.

Shareholders will be able to vote (see the "Voting virtually at the Meeting" section of this Notice of Meeting below) and ask questions at the virtual meeting.

Shareholders are also encouraged to submit questions in advance of the Meeting to the Company.

Questions must be submitted in writing to Abby Macnish Niven at cfo@alteritytx.com at least 48 hours before the Meeting.

The Company will also provide Shareholders with the opportunity to ask questions during the Meeting in respect to the formal items of business as well as general questions in respect to the Company and its business.

Shareholders who wish to vote virtually on the day of the Meeting can do so by logging into the Automic shareholder portal.

1. Open your internet browser and go to investor.automic.com.au
2. Login using your username and password. If you do not already have an account, click "**Register**" and follow the prompts. **Shareholders are encouraged to register prior to the commencement of the Meeting to avoid delays in accessing the virtual platform.**
3. After logging in, a banner will appear at the bottom of your screen when the Meeting is open for registration. Click "**Register**". Alternatively, select Meetings from the left-hand menu.
4. Click on "**Join Meeting**" and follow the prompts.
5. When the Chair of the Meeting declares the poll open, select the "**Voting**" dropdown menu on the right-hand side of your screen.
6. Select either the "**Full**" or "**Allocate**" option to access your electronic voting card.
7. Follow the prompts to record your voting direction for each resolution and click "**Submit votes**". For allocated votes, the number of votes submitted must not exceed your remaining available units. ***Important***: *Votes cannot be amended once submitted.*

For further information on the live voting process please see the **Registration and Voting Guide** at https://www.automicgroup.com.au/virtual-agms/

It is recommended that Shareholders wishing to attend the Meeting log in from 15 to 30 minutes prior to the scheduled start time.

Should you wish to discuss the matters in this Notice, please do not hesitate to contact the Company Secretary on +61 3 9349 4906.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions.

1. FINANCIAL STATEMENTS AND REPORTS

In accordance with the Corporations Act, the business of the Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2026 together with the declaration of the Directors, the Directors' report, the Remuneration Report and the auditor's report.

The Company will not provide a hard copy of the Company's annual financial report to Shareholders unless specifically requested to do so. The Company's annual financial report is available on its website at www.alteritytx.com.

2. RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

2.1 General

The Corporations Act requires that at a listed company's annual general meeting, a Resolution that the remuneration report be adopted must be put to the shareholders. However, such a Resolution is advisory only and does not bind the company or the directors of the company.

The remuneration report sets out the company's remuneration arrangements for the directors and senior management of the company. The remuneration report is part of the directors' report contained in the annual financial report of the company for a financial year.

The chair of the meeting must allow a reasonable opportunity for its shareholders to ask questions about or make comments on the remuneration report at the annual general meeting.

2.2 Voting consequences

A company is required to put to its shareholders a Resolution proposing the calling of another meeting of shareholders to consider the appointment of directors of the company (**Spill Resolution**) if, at consecutive annual general meetings, at least 25% of the votes cast on a remuneration report Resolution are voted against adoption of the remuneration report and at the first of those annual general meetings a Spill Resolution was not put to vote. If required, the Spill Resolution must be put to vote at the second of those annual general meetings.

If more than 50% of votes cast are in favour of the Spill Resolution, the company must convene a shareholder meeting (**Spill Meeting**) within 90 days of the second annual general meeting.

All of the directors of the company who were in office when the directors' report (as included in the company's annual financial report for the most recent financial year) was approved, other than the managing director of the company, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.

Following the Spill Meeting those persons whose election or re-election as directors of the company is approved will be the directors of the company.

2.3 Previous voting results

At the Company's previous annual general meeting the votes cast against the remuneration report considered at that annual general meeting were less than 25%. Accordingly, the Spill Resolution is not relevant for this Meeting.

3. RESOLUTION 2 – RE-ELECTION OF A DIRECTOR – PETER MARKS

3.1 General

Listing Rule 14.4 and clause 6.1(f) of the Constitution provide that, other than a managing director, a director of an entity must not hold office (without re-election) past the third annual general meeting following the director's appointment or three years, whichever is the longer. However, where there is more than one managing director, only one is entitled to be exempt from this rotation requirement.

Peter Marks, having held office without re-election since 29 November 2023 and being eligible, retires by rotation and seeks re-election.

Further information in relation to Mr Marks is set out below.

Qualifications, experience and other material directorships	Mr Peter Marks has over 35 years' experience in corporate advisory and investment banking. Over the course of his long career, he has specialised in capital raisings, IPOs, cross-border transactions, M&A transactions, corporate underwriting and venture capital transactions for companies in Australia, the United States and Israel. He has been involved in a broad range of transactions with a special focus on the life sciences, biotechnology, medical technology and high-tech sectors. Mr Marks served as a director of Elsight Limited (ASX: ELS) from January 2020 to October 2021 and of Nyrada Inc. (ASX: NYR) from January 2020 to August 2022. He is currently a director of Noxopharm Limited (ASX: NOX) (appointed March 2016), Iris Metals Limited (ASX: IR1) (appointed December 2020) and EverGreen Lithium Limited (ASX: EG1) (appointed January 2022). Mr Marks holds an MBA, a Bachelor of Economics, a Bachelor of Laws and a Graduate Diploma in Commercial Law.
Term of office	Mr Marks has served as a Director since 29 July 2005 and was last re-elected on 29 November 2023.
Independence	If re-elected, the Board considers that Mr Marks will be an independent Director.
Board recommendation	Having received an acknowledgement from Mr Marks that he will have sufficient time to fulfil his responsibilities as a Director and having reviewed the performance of Mr Marks since his appointment to the Board and the skills, knowledge, experience and capabilities required by the Board, the Directors (other than Mr Marks) recommend that Shareholders vote in favour of this Resolution.

3.2 Technical information required by Listing Rule 14.1A

If this Resolution is passed, Mr Marks will be re-elected to the Board as an independent Director.

If this Resolution is not passed, Mr Marks will not continue in his role as an independent Director.

4. RESOLUTION 3 – RE-ELECTION OF A DIRECTOR – LAWRENCE GOZLAN

4.1 General

Listing Rule 14.4 and clause 6.1 of the Constitution provide that, other than a managing director, a director of an entity must not hold office (without re-election) past the third annual general meeting following the director's appointment or three years, whichever is the longer. However, where there is more than one managing director, only one is entitled to be exempt from this rotation requirement.

Lawrence Gozlan, having held office without re-election since 29 November 2023 and being eligible, retires by rotation and seeks re-election.

Further information in relation to Mr Gozlan is set out below.

Qualifications, experience and other material directorships	Mr Lawrence Gozlan, a leading biotechnology investor and adviser, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively on life sciences. Scientia Capital was founded to provide high-level expertise and to manage investments for high-net-worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry. Before founding Scientia Capital, Mr Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (Queensland Investment Corporation), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr Gozlan is currently a director of Ceryvyn Therapeutics Limited (ASX: CYV) and Enlitic Inc. (ASX: ENL). He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne.
Term of office	Mr Gozlan has served as a Director since 8 August 2011 and was last re-elected on 29 November 2023.
Independence	If re-elected, the Board does not consider that Mr Gozlan will be an independent Director.
Board recommendation	Having received an acknowledgement from Mr Gozlan that he will have sufficient time to fulfil his responsibilities as a Director and having reviewed the performance of Mr Gozlan since his appointment to the Board and the skills, knowledge, experience and capabilities required by the Board, the Directors (other than Mr Gozlan) recommend that Shareholders vote in favour of this Resolution.

4.2 Technical information required by Listing Rule 14.1A

If this Resolution is passed, Mr Gozlan will be re-elected to the Board as a non-executive Director.

If this Resolution is not passed, Mr Gozlan will not continue in his role as a non-executive Director.

5. RESOLUTION 4 – APPROVAL OF 7.1A MANDATE

5.1 General

This Resolution seeks Shareholder approval by way of special Resolution for the Company to have the additional 10% placement capacity provided for in Listing Rule 7.1A to issue Equity Securities without Shareholder approval.

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary shares it had on issue at the start of that period.

Under Listing Rule 7.1A, an Eligible Entity may seek shareholder approval by way of a special Resolution passed at its annual general meeting to increase this 15% limit by an extra 10% to 25% (**7.1A Mandate**). An Eligible Entity means an entity which is not included in the S&P/ASX 300 Index and has a market capitalisation of $300,000,000 or less. As at 12 October 2026, the Company's market capitalisation is $80,202,796. The Company is therefore an Eligible Entity.

5.2 Technical information required by Listing Rule 14.1A

For this Resolution to be passed, at least 75% of votes cast by Shareholders present and eligible to vote at the Meeting must be cast in favour of the Resolution.

If this Resolution is passed, the Company will be able to issue Equity Securities up to the combined 25% limit in Listing Rules 7.1 and 7.1A without any further Shareholder approval.

If this Resolution is not passed, the Company will not be able to access the additional 10% capacity to issue Equity Securities without Shareholder approval under Listing Rule 7.1A and will remain subject to the 15% limit on issuing Equity Securities without Shareholder approval set out in Listing Rule 7.1.

5.3 Technical information required by Listing Rule 7.3A

REQUIRED INFORMATION	DETAILS
Period for which the 7.1A Mandate is valid	The 7.1A Mandate will commence on the date of the Meeting and expire on the first to occur of the following: (a) the date that is 12 months after the date of this Meeting; (b) the time and date of the Company's next annual general meeting; and (c) the time and date of approval by Shareholders of any transaction under Listing Rule 11.1.2 (a significant change in the nature or scale of activities) or Listing Rule 11.2 (disposal of the main undertaking).
Minimum price	Any Equity Securities issued under the 7.1A Mandate must be in an existing quoted class of Equity Securities and be issued for cash consideration at a minimum price of 75% of the volume weighted average price of Equity Securities in that class, calculated over the 15 trading days on which trades in that class were recorded immediately before: (a) the date on which the price at which the Equity Securities are to be issued is agreed by the entity and the recipient of the Equity Securities; or (b) if the Equity Securities are not issued within 10 trading days of the date in paragraph (a) above, the date on which the Equity Securities are issued.
Use of funds	The Company intends to use funds raised from issues of Equity Securities under the 7.1A Mandate to fund specific projects, including the Company's Phase 3 Clinical Trial costs, and the development of the Company's current business and general working capital.
Risk of economic and voting dilution	Any issue of Equity Securities under the 7.1A Mandate will dilute the interests of Shareholders who do not receive any Shares under the issue. If this Resolution is approved by Shareholders and the Company issues the maximum number of Equity Securities available under the 7.1A Mandate, the economic and voting dilution of existing Shares would be as shown in the table below. The table below shows the dilution of existing Shareholders calculated in accordance with the formula outlined in Listing Rule 7.1A.2, on the basis of the closing market price of Shares and the number of Equity Securities on issue or proposed to be issued as at 12 October 2026.

REQUIRED INFORMATION	DETAILS
	The table also shows the voting dilution impact where the number of Shares on issue (Variable A in the formula) changes and the economic dilution where there are changes in the issue price of Shares issued under the 7.1A Mandate.

			DILUTION		
Number of Shares on Issue (Variable A in Listing Rule 7.1A.2)		Shares issued – 10% voting dilution	Issue Price		
			$0.175	$0.350	$0.525
			50% decrease	Issue Price	50% increase
			Funds Raised		
Current	229,150,845 Shares	22,915,084 Shares	$4,010,139	$8,020,279	$12,030,419
50% increase	343,726,268 Shares	34,372,626 Shares	$6,015,209	$12,030,419	$18,045,628
100% increase	458,301,690 Shares	45,830,169 Shares	$8,020,279	$16,040,559	$24,060,838

*The number of Shares on issue (Variable A in the formula) could increase as a result of the issue of Shares that do not require Shareholder approval (such as under a pro-rata rights issue or scrip issued under a takeover offer) or that are issued with Shareholder approval under Listing Rule 7.1.

The table above uses the following assumptions:

1. There are currently 229,150,845 existing Shares as at the date of this Notice.
2. The issue price set out above is the closing market price of the Shares on the ASX on 12 October 2026 (being $0.350) (**Issue Price**). The Issue Prices at a 50% increase and a 50% decrease are each rounded to three decimal places prior to the calculation of the funds raised.
3. The Company issues the maximum possible number of Equity Securities under the 7.1A Mandate.
4. The Company has not issued any Equity Securities in the 12 months prior to the Meeting that were not issued under an exception in Listing Rule 7.2 or with approval under Listing Rule 7.1.
5. The issue of Equity Securities under the 7.1A Mandate consists only of Shares. It is assumed that no Options are exercised into Shares before the date of issue of the Equity Securities. If the issue of Equity Securities includes quoted Options, it is assumed that those quoted Options are exercised into Shares for the purpose of calculating the voting dilution effect on existing Shareholders.
6. The calculations above do not show the dilution that any one particular Shareholder will be subject to. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.
7. This table does not set out any dilution pursuant to approvals under Listing Rule 7.1 unless otherwise disclosed.
8. The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.
9. The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 7.1A Mandate, based on that Shareholder's holding at the date of the Meeting.

Shareholders should note that there is a risk that:

(a) the market price for the Company's Shares may be significantly lower on the issue date than on the date of the Meeting; and

REQUIRED INFORMATION	DETAILS
	(b) the Shares may be issued at a price that is at a discount to the market price for those Shares on the date of issue.
Allocation policy under 7.1A Mandate	The recipients of the Equity Securities to be issued under the 7.1A Mandate have not yet been determined. However, the recipients of Equity Securities could consist of current Shareholders or new investors (or both), none of whom will be related parties of the Company. The Company will determine the recipients at the time of the issue under the 7.1A Mandate, having regard to the following factors: (a) the purpose of the issue; (b) alternative methods for raising funds available to the Company at that time, including, but not limited to, an entitlement issue, share purchase plan, placement or other offer where existing Shareholders may participate; (c) the effect of the issue of the Equity Securities on the control of the Company; (d) the circumstances of the Company, including, but not limited to, the financial position and solvency of the Company; (e) prevailing market conditions; and (f) advice from corporate, financial and broking advisers (if applicable).
Previous approval under Listing Rule 7.1A	The Company previously obtained approval from its Shareholders pursuant to Listing Rule 7.1A at its annual general meeting held on 21 November 2025 (**Previous Approval**). During the 12 month period preceding the date of the Meeting, being on and from 20 November 2025, the Company has not issued any Equity Securities pursuant to the Previous Approval.
Voting exclusion statement	As at the date of this Notice, the Company is not proposing to make an issue of Equity Securities under Listing Rule 7.1A. Accordingly, a voting exclusion statement is not included in this Notice.

6. RESOLUTIONS 5 TO 8 – APPROVAL TO ISSUE OPTIONS TO NON EXECUTIVE DIRECTORS

6.1 General

These Resolutions seek Shareholder approval for the purposes of Chapter 2E of the Corporations Act and Listing Rule 10.11 for the issue of an aggregate of 2,000,000 Options to Non-Executive Directors, Peter Marks, Lawrence Gozlan, Julian Babarczy and Ann Cunningham (or their nominee(s)).

Further details in respect of the Options proposed to be issued are set out in the table below.

QUANTUM	RECIPIENT	RESOLUTION	EXERCISE PRICE	EXPIRY DATE
500,000	Peter Marks	5	$1.00	The date that is 5 years from the date of issue.

QUANTUM	RECIPIENT	RESOLUTION	EXERCISE PRICE	EXPIRY DATE
500,000	Lawrence Gozlan	6	$1.00	The date that is 5 years from the date of issue.
500,000	Julian Babarczy	7	$1.00	The date that is 5 years from the date of issue.
500,000	Ann Cunningham	8	$1.00	The date that is 5 years from the date of issue.

6.2 Director Recommendation

Executive Director, David Stamler recommends that Shareholders vote in favour of these Resolutions for the reasons set out in Section 6.6. In forming his recommendation, Dr Stamler considered the experience of the proposed recipients, the current market price of Shares, the current market standards and practices when determining the number of Options to be issued to each of the Non-Executive Directors, as well as the exercise price and expiry date of those Options.

Each other Director has a material personal interest in the outcome of these Resolutions on the basis that those Directors are to be issued Options on the same terms and conditions should these Resolutions be passed. For this reason, the Directors (other than Dr Stamler) do not believe that it is appropriate to make a recommendation on these Resolutions.

6.3 Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a) obtain the approval of the public company's members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b) give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

The issue constitutes giving a financial benefit and each of the proposed recipients is a related party of the Company by virtue of being a Director.

As Securities are proposed to be issued to all of the Directors other than Dr Stamler, the Directors are unable to form a quorum to consider whether one of the exceptions set out in sections 210 to 216 of the Corporations Act applies to the issue. Accordingly, Shareholder approval for the issue is sought in accordance with Chapter 2E of the Corporations Act.

6.4 Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to:

10.11.1 a related party;

10.11.2 a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;

10.11.3 a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

10.11.4 an associate of a person referred to in Listing Rules 10.11.1 to 10.11.3; or

10.11.5 a person whose relationship with the company or a person referred to in Listing Rules 10.11.1 to 10.11.4 is such that, in ASX's opinion, the issue or agreement should be approved by its shareholders,

unless it obtains the approval of its shareholders.

The issue falls within Listing Rule 10.11.1 and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of Shareholders under Listing Rule 10.11.

6.5 Technical information required by Listing Rule 14.1A

If these Resolutions are passed, the Company will be able to proceed with the issue within 1 month after the date of the Meeting. As approval pursuant to Listing Rule 7.1 is not required for the issue (because approval is being obtained under Listing Rule 10.11), the issue will not use up any of the Company's 15% annual placement capacity.

If these Resolutions are not passed, the Company will not be able to proceed with the issue and the Company will seek to remunerate the Non-Executive Directors by other means (including for example, cash bonus).

6.6 Technical information required by Listing Rule 10.13 and section 219 of the Corporations Act

REQUIRED INFORMATION	DETAILS
Name of the persons to whom Securities will be issued	The proposed recipients of the Options are set out in Section 6.1 above.
Categorisation under Listing Rule 10.11	Each of the proposed recipients falls within the category set out in Listing Rule 10.11.1 as they are a related party of the Company by virtue of being a Director. Any nominee(s) of the proposed recipients who receive Options may constitute 'associates' for the purposes of Listing Rule 10.11.4.
Number of Securities and class to be issued	The maximum number of Options to be issued (being the nature of the financial benefit proposed to be given) is 2,000,000, which will be allocated as set out in the table included at Section 6.1 above.
Terms of Securities	The Options will be issued on the terms and conditions set out in Schedule 1.
Date(s) on or by which the Securities will be issued	The Company expects to issue the Options within 5 Business Days of the Meeting. In any event, the Company will not issue any Securities later than 15 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).
Price or other consideration the Company will receive for the Securities	The Options will be issued at a nil issue price.
Purpose of the issue, including the intended use of any funds raised by the issue	The purpose of the issue is to provide an equity linked incentive component in the remuneration package for the proposed recipients to align the interests of the proposed recipients with those of Shareholders, to motivate and reward the performance of the proposed recipients in their roles as Directors and to provide a cost effective way for the Company to remunerate the proposed recipients, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to the proposed recipients.
Consideration of type of Security to be issued	The Company proposes to issue the Options for the following reasons: (a) the issue of the Options has no immediate dilutionary impact on Shareholders;

REQUIRED INFORMATION	DETAILS
	(b) the deferred taxation benefit which is available to the proposed recipients in respect of an issue of Options is also beneficial to the Company as it means the proposed recipients are not required to immediately sell the Options to fund a tax liability (as would be the case in an issue of Shares where the tax liability arises upon issue of the Shares) and will instead, continue to hold an interest in the Company; (c) the issue is a reasonable and appropriate method to provide cost effective remuneration as the non-cash form of this benefit will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to the Non-Executive Directors; and (d) it is not considered that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Options on the terms proposed.
Consideration of quantum of Securities to be issued	The number of Securities to be issued has been determined based upon a consideration of: (a) current market standards and/or practices of other ASX listed companies of a similar size and stage of development to the Company; (b) the remuneration of the proposed recipients; and (c) incentives to attract and ensure continuity of service of the proposed recipients who have appropriate knowledge and expertise, while maintaining the Company's cash reserves. The Company does not consider that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Options upon the terms proposed.
Remuneration	The total remuneration package for each of the proposed recipients for the previous financial year and the proposed total remuneration package for the current financial year are set out below:

RELATED PARTY	CURRENT FINANCIAL YEAR ENDING 30 JUNE 2027	PREVIOUS FINANCIAL YEAR ENDED 30 JUNE 2026
Peter Marks	$245,985[1]	$75,000[2]
Lawrence Gozlan	$245,985[3]	$75,000[4]
Julian Babarczy	$300,385[5]	$896,310[6]
Ann Cunningham	$245,985[7]	$16,667[8]

Notes:

1. Comprising Directors' fees of $80,000 and share-based payments of $165,985.
2. Comprising Directors' fees only.
3. Comprising Directors' fees of $80,000 and share-based payments of $165,985.
4. Comprising Directors' fees only. Excludes $150,000 in corporate advisory (consulting) fees paid to an associate entity of Mr Gozlan in FY2026 for business advisory services, including investor relations

<table>
<tr><th>REQUIRED INFORMATION</th><th>DETAILS</th></tr>
<tr><td></td><td>and business development and share-based payments in relation to options granted as part of a consulting services agreement.
5. Comprising Directors' fees of $120,000, a superannuation payment of $14,400 and share-based payments of $165,985.
6. Comprising Directors' fees of $70,833, a superannuation payment of $8,500 and share-based payments of $816,977.
7. Comprising Directors' fees of $80,000 and share-based payments of $165,985.
8. Comprising Directors' fees only.</td></tr>
<tr><td>Valuation</td><td>The value of the Options and the pricing methodology is set out in Schedule 3.</td></tr>
<tr><td>Summary of material terms of agreement to issue</td><td>The Options are not being issued under an agreement.</td></tr>
<tr><td>Interest in Securities</td><td>The relevant interests of the proposed recipients in Securities as at the date of this Notice and following completion of the issue are set out below:
As at the date of this Notice
<table>
<tr><th>RELATED PARTY</th><th>SHARES[1]</th><th>OPTIONS</th><th>UNDILUTED</th><th>FULLY DILUTED</th></tr>
<tr><td>Peter Marks</td><td>227,704[2]</td><td>612,122[3]</td><td>0.10%</td><td>0.37%</td></tr>
<tr><td>Lawrence Gozlan</td><td>90,910[4]</td><td>2,030,304[5]</td><td>0.04%</td><td>0.92%</td></tr>
<tr><td>Julian Babarczy</td><td>Nil</td><td>2,000,000[6]</td><td>Nil</td><td>0.87%</td></tr>
<tr><td>Ann Cunningham</td><td>Nil</td><td>Nil</td><td>Nil</td><td>Nil</td></tr>
</table>
Post issue
<table>
<tr><th>RELATED PARTY</th><th>SHARES[1]</th><th>OPTIONS</th></tr>
<tr><td>Peter Marks</td><td>227,704[2]</td><td>1,112,122[3,7]</td></tr>
<tr><td>Lawrence Gozlan</td><td>90,910[4]</td><td>2,530,304[5,7]</td></tr>
<tr><td>Julian Babarczy</td><td>Nil</td><td>2,500,000[6,7]</td></tr>
<tr><td>Ann Cunningham</td><td>Nil</td><td>500,000[7]</td></tr>
</table>
Notes:
1. Fully paid ordinary shares in the capital of the Company (ASX: ATH).
2. Comprising:
(a) 191,340 Shares held indirectly by Lampam Pty Ltd, an entity of which Mr Marks is a director; and
(b) 36,364 Shares held indirectly by Shanti Capital Pty Ltd <Peter Marks Super Fund A/C>, an entity of which Mr Marks is a beneficiary.
3. Comprising:
(a) 600,000 unlisted Options exercisable at $0.50 each on or before 30 December 2027, held directly; and
(b) 12,122 listed Options (ASX: ATHOA) exercisable at $1.40 each on or before 26 February 2027, held indirectly by Shanti Capital Pty Ltd <Peter Marks Super Fund A/C>.
4. Held indirectly by Montoya Pty Ltd <Buttercup A/C>, an entity of which Mr Gozlan is a director.
5. Comprising:
(a) 1,000,000 unlisted Options exercisable at $0.50 each on or before 30 December 2027, held indirectly by Montoya Pty Ltd <Buttercup A/C>;
(b) 1,000,000 unlisted Options exercisable at $1.00 each on or before 15 June 2031, held indirectly by Montoya Pty Ltd <Buttercup A/C>; and</td></tr>
</table>

REQUIRED INFORMATION	DETAILS
	(c) 30,304 listed Options (ASX: ATHOA) exercisable at $1.40 each on or before 26 February 2027, held indirectly by Montoya Pty Ltd <Buttercup A/C>. 6. 2,000,000 unlisted Options exercisable at $1.00 each on or before 15 June 2031, held indirectly by Vaucluse Investment Holdings Pty Ltd <Jigsaw Investment A/C>. 7. 500,000 Options exercisable at $1.00 each on or before the date that is 5 years from the date of issue (being the Options the subject of these Resolutions).
Dilution	If the Options issued under these Resolutions are exercised, a total of 2,000,000 Shares would be issued. This will increase the number of Shares on issue from 229,150,845 (being the total number of Shares on issue as at the date of this Notice) to 231,150,845 (assuming that no Shares are issued and no other options are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.87% comprising 0.22% by Peter Marks, 0.22% by Lawrence Gozlan, 0.22% by Julian Babarczy and 0.22% by Ann Cunningham.
Market price	The market price for Shares during the term of the Options would normally determine whether or not the Options are exercised. If, at any time any of the Options are exercised and the Shares are trading on ASX at a price that is higher than the exercise price of the Options, there may be a perceived cost to the Company.
Trading history	The trading history of the Shares on ASX in the 12 months before the date of this Notice is set out below:
Other information	The Board is not aware of any other information that is reasonably required by Shareholders to allow them to decide whether it is in the best interests of the Company to pass these Resolutions.
Voting exclusion statements	Voting exclusion statements apply to these Resolutions.
Voting prohibition statements	Voting prohibition statements apply to these Resolutions.

	PRICE	DATE
Highest	$0.785	7 July 2026
Lowest	$0.335	12 October 2026
Last	$0.350	12 October 2026

7. RESOLUTION 9 – APPROVAL TO ISSUE OPTIONS TO DAVID STAMLER

7.1 General

This Resolution seeks Shareholder approval for the purposes of Listing Rule 10.14 to issue to David Stamler (or his nominee(s)) an aggregate of 3,700,008 Options exercisable at $1.00 each on or before the date that is 5 years from the date of issue, pursuant to the Company's Employee Securities Incentive Plan (**Plan**).

The Options will vest in three equal tranches, on the date of issue, on the 12 month anniversary of their issue and on the 24 month anniversaries of their issue, respectively. The Options will otherwise be issued on the terms and conditions set out in Schedule 2.

7.2 Chapter 2E of the Corporations Act

A summary of Chapter 2E of the Corporations Act is set out in Section 6.3 above.

The issue constitutes giving a financial benefit and Dr Stamler is a related party of the Company by virtue of being a Director.

The Directors (other than Dr Stamler) consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the issue, because the agreement to issue the Options, reached as part of the remuneration package for Dr Stamler, is considered reasonable remuneration in the circumstances and was negotiated on an arm's length basis.

7.3 Listing Rule 10.14

Listing Rule 10.14 provides that an entity must not permit any of the following persons to acquire equity securities under an employee incentive scheme without the approval of the holders of its ordinary securities:

10.14.1 a director of the entity;

10.14.2 an associate of a director of the entity; or

10.14.3 a person whose relationship with the entity or a person referred to in Listing Rules 10.14.1 to 10.14.2 is such that, in ASX's opinion, the acquisition should be approved by security holders.

The issue falls within Listing Rule 10.14.1 and therefore requires the approval of Shareholders under Listing Rule 10.14.

7.4 Technical information required by Listing Rule 14.1A

If this Resolution is passed, the Company will be able to proceed with the issue within 3 years after the date of the Meeting. As approval pursuant to Listing Rule 7.1 is not required for the issue (because approval is being obtained under Listing Rule 10.14), the issue will not use up any of the Company's 15% annual placement capacity.

If this Resolution is not passed, the Company will not be able to proceed with the issue and the Company will seek to remunerate Dr Stamler by other means (including for example, cash bonus).

7.5 Technical information required by Listing Rule 10.15

REQUIRED INFORMATION	DETAILS
Name of the person to whom Securities will be issued	David Stamler (or his nominee(s)).
Categorisation under Listing Rule 10.14	Dr Stamler falls within the category set out in Listing Rule 10.14.1 as he is a related party of the Company by virtue of being a Director. Any nominee(s) of Dr Stamler who receive Options may constitute 'associates' for the purposes of Listing Rule 10.14.2.
Number of Securities and class to be issued	3,700,008 Options will be issued.
Remuneration package	The current total remuneration package for Dr Stamler is US$525,000, comprising salary of US$525,000. If the Options are issued, the total remuneration package of Dr Stamler will increase by US$524,497 ,being the value of the Options (based on the Black Scholes methodology), to US$1,049,497.

REQUIRED INFORMATION	DETAILS
Securities previously issued to the recipient/(s) under the Plan	No securities have previously been issued to Dr Stamler under the Plan which was approved by Shareholders on 29 May 2026.
Terms of Securities	The Options will be issued on the terms and conditions set out in Schedule 2.
Consideration of type of Security to be issued	The Company has agreed to issue the Options for the following reasons: (a) the issue of the Options has no immediate dilutionary impact on Shareholders; (b) the issue to Dr Stamler will align the interests of the recipient with those of Shareholders; (c) the issue is a reasonable and appropriate method to provide cost effective remuneration as the non-cash form of this benefit will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Dr Stamler; (d) the deferred taxation benefit which is available to the recipient in respect of an issue of Options is also beneficial to the Company as it means the recipient is not required to immediately sell the Options to fund a tax liability (as would be the case in an issue of Shares where the tax liability arises upon issue of the Shares) and will instead, continue to hold an interest in the Company; and (e) it is not considered that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Options on the terms proposed.
Valuation	The value of the Options and the pricing methodology is set out in Schedule 3.
Date(s) on or by which the Securities will be issued	The Company expects to issue the Options within 5 Business Days of the Meeting. In any event, the Company will not issue any Options later than three years after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).
Issue price of Securities	The Options will be issued at a nil issue price.
Material terms of the Plan	A summary of the material terms and conditions of the Plan is set out in Schedule 4.
Material terms of any loan	No loan is being made in connection with the acquisition of the Options.
Additional Information	Details of any Securities issued under the Plan will be published in the annual report of the Company relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of Securities under the Plan after this Resolution is approved and who were not named in this Notice will not participate until approval is obtained under Listing Rule 10.14.

REQUIRED INFORMATION	DETAILS
Voting exclusion statement	A voting exclusion statement applies to this Resolution.
Voting prohibition statement	A voting prohibition statement applies to this Resolution.

8. RESOLUTION 10 – APPROVAL OF POTENTIAL TERMINATION BENEFITS TO DAVID STAMLER

8.1 General

This Resolution seeks approval in accordance with Part 2D.2 of the Corporations Act (including sections 200B and 200E) for the Company and its related bodies corporate to give certain Potential Termination Benefits (as defined below) to David Stamler in connection with ceasing to be an officer, or ceasing to hold a managerial or executive office in, the Company or a related body corporate under the Employment Agreement (as defined below), including in respect of the Options to be issued to Dr Stamler the subject of Resolution 9. It also seeks approval in accordance with Listing Rule 10.19 for the Option Termination Benefits (as defined below).

Dr Stamler is the Chief Executive Officer and Managing Director of the Company. His employment is governed by an Amended and Restated Employment Agreement (**Employment Agreement**) entered into by Dr Stamler and Alterity Therapeutics, Inc., a subsidiary of the Company (**US Subsidiary**). The Employment Agreement entitles Dr Stamler to certain payments and benefits if his employment ends in the circumstances described below.

Subject to Resolution 9 being passed, Dr Stamler will also be issued 3,700,008 Options under the Plan (**Incentive Options**). The Employment Agreement and the Plan may result in termination benefits being given to Dr Stamler in respect of the vesting of unvested Incentive Options, as described below.

8.2 Part 2D.2 of the Corporations Act

The Corporations Act contains certain limitations concerning the payment of 'termination benefits' to persons who hold a 'managerial or executive office'. The Corporations Act restricts the benefits which can be given to individuals who hold a managerial or executive office (as defined in the Corporations Act) in connection with the retirement from their position in the Company or its related bodies corporate, unless an exception applies.

In accordance with section 200B of the Corporations Act, to give a benefit in connection with a relevant person's retirement from an office, the Company (or an associate of the Company that gives the benefit, such as the US Subsidiary) must, subject to various exceptions, obtain the approval of Shareholders in the manner set out in section 200E of the Corporations Act.

Provided Shareholder approval is given, the value of the termination benefits may be disregarded when applying section 200F(2)(b) or section 200G(1)(c) of the Corporations Act (i.e. the approved benefit will not count towards the statutory cap under the legislation).

8.3 Listing Rule 10.19

The Listing Rules also provide certain limitations on the payment of 'termination benefits' to officers of listed entities.

Listing Rule 10.19 provides that without Shareholder approval, an entity must ensure that no officer of the entity or any of its child entities will be, or may be, entitled to termination benefits if the value of those benefits and the termination benefits that may become payable to all officers together exceed 5% of the equity interests of the entity as set out in the latest accounts given to ASX under the Listing Rules (**5% Threshold**).

8.4 Termination benefits and their value

Dr Stamler holds a 'managerial or executive office' in the Company as his details are included in the 2026 Directors' report by virtue of being the Managing Director and a Director of the Company.

The term 'benefit' has a wide operation and includes any payment or other valuable consideration, and any automatic or accelerated vesting of convertible securities upon termination or cessation of employment in accordance with their terms, or the exercise of any Board discretion to determine such automatic or accelerated vesting will occur.

This Resolution seeks Shareholder approval to enable the Company and its related bodies corporate to give Dr Stamler the following potential termination benefits under the Employment Agreement and in respect of the Incentive Options in connection with the termination or cessation of his employment or engagement, in each case to the extent the benefit is given in connection with his retirement from an office or position (together, the **Potential Termination Benefits**):

POTENTIAL TERMINATION BENEFIT	WHEN IT APPLIES	AMOUNT OR MANNER OF CALCULATION
Payment in lieu of notice (paragraph 14(A))	The Employment Agreement requires 6 months' notice by either party. The US Subsidiary may elect to pay in lieu of all or part of its notice.	Up to 6 months' salary (US$262,500 on current salary).
Good Reason payment (paragraph 14(C))	Dr Stamler terminates for Good Reason, which includes a material breach by the US Subsidiary, a material change in his role and certain events around a change of control.	100% of his then current annual base salary (US$525,000 on current salary).
Termination without Cause (paragraph 14(E))	The US Subsidiary terminates without Cause and Dr Stamler gives an effective release within 60 days.	A lump sum of 100% of his then current annual base salary (US$525,000 on current salary) plus 100% of the premiums to continue group medical coverage under COBRA for up to 12 months.
Change of Control entitlement (paragraph 14(F))	Dr Stamler resigns within 90 days of a material adverse change in his position, a relocation of more than 50 miles or a reduction in compensation or conditions, in each case as described in the Employment Agreement and not cured within 30 days.	A lump sum of 1x annual base salary (US$525,000 on current salary), plus a target bonus or other bonus for the year of resignation, plus COBRA premiums for up to 12 months. These replace, and are not additional to, the entitlements above.
Accelerated vesting of equity awards, including the Incentive Options (paragraph 14(F))	Dr Stamler becomes a leaver (ceases to be an eligible participant under the Plan) or a change of control event (as defined in the Plan) occurs or is likely to occur, and the Board exercises a discretion to waive vesting conditions, to apply an alternate treatment to unvested Incentive Options, to decide that they will not be forfeited or to determine how they are dealt with.	Up to 3,700,008 Incentive Options (valued by the Company at US$524,497) plus other incentive securities granted to Dr Stamler may vest or remain on foot. If the Board does not exercise a discretion, unvested Incentive Options are forfeited when Dr Stamler becomes a leaver (clause 9.1 of the Plan).

Dr Stamler is not entitled to receive both the Change of Control resignation entitlement and the Good Reason or without Cause entitlements.

The Potential Termination Benefits in respect of the Incentive Options, being the vesting of the Incentive Options under paragraph 14(F) of the Employment Agreement and any exercise of the Board's discretion in respect of the Incentive Options under clauses 6.2, 9.1, 9.6 and 12 of the Plan, are the **Option Termination Benefits**.

The Board considers it prudent to obtain Shareholder approval under section 200B of the Corporations Act for the Potential Termination Benefits in case those benefits do not technically fall within one of the statutory exemptions under the Corporations Act.

The Board considers it prudent to obtain Shareholder approval under Listing Rule 10.19 in order to give the Company flexibility, in case the value of the Option Termination Benefits given to Dr Stamler (together with the termination benefits that are or may become payable to all other officers of the Company and its child entities) exceeds the 5% Threshold.

The Employment Agreement provides that all unvested equity awards held by Dr Stamler (including the Incentive Options) vest in full on a Change of Control. In addition, the Plan affords the Board a general discretion to waive vesting conditions (clause 6.2 of the Plan), to apply an alternate treatment to unvested securities when a participant becomes a leaver (clause 9.1 of the Plan), to decide that securities will not be forfeited (clause 9.6 of the Plan) and to determine how securities are dealt with on a change of control event (clause 12 of the Plan), in each case in respect of the equity awards held by Dr Stamler (including the Incentive Options) in connection with the termination or cessation of his employment.

Accordingly, any vesting of equity awards held by Dr Stamler (including the Incentive Options) under the Employment Agreement and any exercise of discretion under the Plan to waive or accelerate the vesting conditions of those awards or to determine that they will not be forfeited may also constitute a 'benefit' for the purposes of section 200B of the Corporations Act and, in the case of the Option Termination Benefits, Listing Rule 10.19.

The value of the Potential Termination Benefits that the Company and its related bodies corporate may give to Dr Stamler in connection with his retirement cannot be determined in advance. This is because various matters will or are likely to affect that value. In particular, the value of a particular benefit will depend on factors such as the Company's share price at the time of vesting and the number of equity awards that will vest or remain on foot (in the case of the Incentive Options, up to 3,700,008, valued by the Company at US$524,497). The following additional factors may also affect the benefit's value:

(a) the length of service of Dr Stamler and the status of the vesting conditions attaching to his relevant equity awards at the time his employment or office ceases;

(b) the number of unvested equity awards that Dr Stamler holds at the time he ceases employment or office; and

(c) Dr Stamler's salary, and the bonus and COBRA premiums payable, at the time his employment or office ceases, and which entitlement under the Employment Agreement applies.

Depending on the value of the Potential Termination Benefits, and the equity interests of the Company at the time such benefits may crystallise, it is uncertain if the value of the Potential Termination Benefits payable to Dr Stamler would exceed the statutory cap under the Corporations Act or, in the case of the Option Termination Benefits, the 5% Threshold. Shareholder approval is therefore being sought under Part 2D.2 of the Corporations Act for the Potential Termination Benefits, and under Listing Rule 10.19 for the Option Termination Benefits only (in order to give the Company flexibility) in case the value of the Option Termination Benefits exceeds the 5% Threshold at the relevant time.

8.5 Technical information required by Listing Rule 14.1A

If this Resolution is approved at the Meeting, Dr Stamler will be entitled to be given the Potential Termination Benefits (subject to the terms of the Employment Agreement and the Plan) and the value of the Option Termination Benefits may exceed the 5% Threshold.

If this Resolution is not approved at the Meeting, Dr Stamler will not be entitled to be paid any of the Potential Termination Benefits, unless they fall within an exception under the Corporations Act or do not breach the 5% Threshold, and any amount or benefit that would otherwise exceed the maximum permitted will be reduced to that maximum under the Employment Agreement.

The Chair intends to vote all available proxies in favour of this Resolution.

Voting exclusion statements and voting prohibition statements apply to this Resolution.

9. RESOLUTION 11 – CONFIRMATION OF APPOINTMENT OF AUDITOR

9.1 Background

PricewaterhouseCoopers, the Company's current auditor, has given notice of its intention to resign as auditor of the Company to ASIC in accordance with section 329(5) of the Corporations Act.

Upon receipt of ASIC's consent to their resignation, PricewaterhouseCoopers has advised that it will submit a notice of resignation to the Company in accordance with section 329(5) of the Corporations Act, such resignation to take effect from the date of the Meeting.

In accordance with section 328B(1) of the Corporations Act, the Company has sought and obtained a nomination from a Shareholder for BDO Audit Pty Ltd (**BDO**) to be appointed as the Company's auditor. A copy of this nomination is attached to this Notice as Annexure A.

BDO has given its written consent to act as the Company's auditor in accordance with section 328A(1) of the Corporations Act, subject to Shareholder approval and the resignation of PricewaterhouseCoopers.

If this Resolution is passed, the appointment of BDO as the Company's auditor will take effect from the conclusion of the Meeting.

9.2 Board Recommendation

The Board recommends that Shareholders vote in favour of this Resolution. The Chair intends to vote undirected proxies in favour of this Resolution.

$ means Australian dollars.

7.1A Mandate has the meaning given in Section 5.1.

ADR means an American Depositary Receipt, being a security awarded to Participants under the Plan who are residents of the United States that represents an ownership interest in the Shares of the Company.

AEDT means Australian Eastern Daylight Time as observed in Melbourne, Victoria.

ASIC means the Australian Securities & Investments Commission.

ASX means ASX Limited (ACN 008 624 691) or the financial market operated by ASX Limited, as the context requires.

ASX CGPR means the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (4th edition).

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Chair means the chair of the Meeting.

Closely Related Party of a member of the Key Management Personnel means:

(a) a spouse or child of the member;

(b) a child of the member's spouse;

(c) a dependent of the member or the member's spouse;

(d) anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealing with the entity;

(e) a company the member controls; or

(f) a person prescribed by the Corporations Regulations 2001 (Cth) for the purposes of the definition of 'closely related party' in the Corporations Act.

Company means Alterity Therapeutics Limited (ACN 080 699 065).

Constitution means the Company's constitution.

Corporations Act means the *Corporations Act 2001* (Cth).

Directors means the current directors of the Company.

Eligible Entity means an entity which is not included in the S&P/ASX 300 Index and has a market capitalisation of $300,000,000 or less.

Eligible Participant means a person that is a 'primary participant' (as that term is defined in Division 1A of Part 7.12 of the Corporations Act) in relation to the Company or an Associated Body Corporate (as defined in the Corporations Act) and has been determined by the Board to be eligible to participate in the Plan from time to time.

Equity Securities includes a Share, a right to a Share or Option, an Option, a convertible security and any security that ASX decides to classify as an Equity Security.

Explanatory Statement means the explanatory statement accompanying the Notice.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, or if the Company is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any director (whether executive or otherwise) of the Company, or if the Company is part of a consolidated entity, of an entity within the consolidated group.

Listing Rules means the Listing Rules of ASX. With respect to any ADRs, Listing Rules means the listing rules, market rules and operating rules of the exchange in respect to which the ADRs are quoted or subject to an application for quotation.

Managing Director means the managing director of the Company who may, in accordance with the Listing Rules, continue to hold office indefinitely without being re-elected to the office.

Meeting means the meeting convened by the Notice.

Notice means this notice of meeting including the Explanatory Statement and the Proxy Form.

Option means an option to acquire a Share or ADR.

Participant means an Eligible Participant who has been granted any Securities under the Plan.

Performance Right means a right to acquire a Share subject to satisfaction of performance milestones.

Plan means the Employee Incentive Securities Plan as summarised in Schedule 4.

Proxy Form means the proxy form accompanying the Notice.

Remuneration Report means the remuneration report set out in the Directors' report section of the Company's annual financial report for the financial year ended 30 June 2026.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Section means a section of the Explanatory Statement.

Security means a Share, Option, or Performance Right (as applicable).

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

Variable A means "A" as set out in the formula in Listing Rule 7.1A.2.

USD$ means United States dollars.

SCHEDULE 1 – TERMS AND CONDITIONS OF OPTIONS TO BE ISSUED PURSUANT TO RESOLUTIONS 5 TO 8

1.	Entitlement	Each Option entitles the holder to subscribe for one Share upon exercise of the Option.
2.	Exercise Price	Subject to paragraph 9, the amount payable upon exercise of each Option will be $1.00 (**Exercise Price**).
3.	Expiry Date	Each Option will expire at 5:00 pm (AEDT) on the date that is 5 years from the date of issue (**Expiry Date**). An Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.
4.	Exercise Period	The Options are exercisable at any time on or prior to the Expiry Date (**Exercise Period**).
5.	Exercise Notice	The Options may be exercised during the Exercise Period by notice in writing to the Company in the manner specified on the Option certificate (**Exercise Notice**) and payment of the Exercise Price for each Option being exercised in Australian currency by electronic funds transfer or other means of payment acceptable to the Company.
6.	Exercise Date	An Exercise Notice is only effective on and from the later of the date of receipt of the Exercise Notice and the date of receipt of the payment of the Exercise Price for each Option being exercised in cleared funds (**Exercise Date**).
7.	Timing of issue of Shares on exercise	Within five Business Days after the Exercise Date, the Company will: (a) issue the number of Shares required under these terms and conditions in respect of the number of Options specified in the Exercise Notice and for which cleared funds have been received by the Company; (b) if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and (c) if admitted to the official list of ASX at the time, apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options. If a notice delivered under 7(b) for any reason is not effective to ensure that an offer for sale of the Shares does not require disclosure to investors, the Company must, no later than 20 Business Days after becoming aware of such notice being ineffective, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors.
8.	Shares issued on exercise	Shares issued on exercise of the Options rank equally with the then issued shares of the Company.
9.	Reorganisation	If there is a reorganisation of the issued share capital of the Company (including any subdivision, consolidation, reduction, return or cancellation of such issued capital of the Company), the rights of the holder will be changed to the extent necessary to comply with the ASX Listing Rules applicable to a reorganisation of capital at the time of the reorganisation.

10.	**Participation in new issues**	There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options without exercising the Options.
11.	**Change in exercise price/Adjustment for rights issue**	An Option does not confer the right to a change in Exercise Price or a change in the number of underlying securities over which the Option can be exercised.
12.	**Transferability**	The Options are transferable subject to any restriction or escrow arrangements imposed by ASX or under applicable Australian securities laws.

SCHEDULE 2 – TERMS AND CONDITIONS OF OPTIONS TO BE ISSUED PURSUANT TO RESOLUTION 9

1.	Entitlement	Each Option entitles the holder to subscribe for one-twelfth of an ADR upon exercise of the Option.
2.	Plan	The Options are granted under the Plan. Defined terms in these terms and conditions have the same meaning as in the Plan. In the event of any inconsistency between the Plan and these terms and conditions, these terms and conditions will apply to the extent of the inconsistency.
3.	Consideration	Nil consideration is payable for the Options.
4.	Exercise Price	Subject to paragraph 20, the amount payable upon exercise of each Option will be $1.00 (**Exercise Price**).
5.	Expiry Date	Each Option whether vested or unvested will expire on the earlier to occur of: (a) the Option lapsing and being forfeited under the Plan; or (b) 5:00 pm (AEDT) on the date that is 5 years from the date of issue (**Expiry Date**). For the avoidance of doubt, any unexercised Options will automatically lapse on the Expiry Date.
6.	Vesting Conditions	The Options will vest upon satisfaction (or waiver) of the following vesting conditions and prior to the Expiry Date: (a) one third of the Options will vest on the date of issue of the Options; (b) one third of the Options will vest on the date that is 12 months from the date of issue of the Options; and (c) the remaining one third of the Options will vest on the date that is 24 months from the date of issue of the Options, (**Vesting Conditions**). An Option will vest when a vesting notice is given to the holder. An Option is exercisable at any time between the date of receipt of a vesting notice and the Expiry Date.
7.	Rights attaching to Options	Prior to an Option being exercised, the holder: (a) does not have any interest (legal, equitable or otherwise) in any Share which may be issued on exercise of the Option other than as expressly set out in the Plan; (b) is not entitled to receive notice of, vote at or attend a meeting of the shareholders of the Company; (c) is not entitled to receive any dividends declared by the Company; and (d) is not entitled to participate in any new issue of Shares (refer to paragraph 18).
8.	Restrictions on dealing with Options	The Options cannot be sold, assigned, transferred, have a security interest granted over or otherwise dealt with unless in Special Circumstances under the Plan (including in the case of death or total and permanent disability of the holder) with the consent of the Board.

		A holder must not enter into any arrangement for the purpose of hedging their economic exposure to an Option that has been granted to them.
9.	Cessation of Employment	Any unvested Options will automatically be forfeited on the termination or cessation of the holder's employment for any reason, subject to the Board's overriding discretion to determine an alternate treatment.
10.	Forfeiture Conditions	Options will be forfeited in the following circumstances: (a) in the case of unvested Options only, where the Participant ceases to be an Eligible Participant (e.g. is no longer employed or their office or engagement is discontinued with the Group); (b) in the case of unvested Options only, where a Participant acts fraudulently, dishonestly, negligently, in contravention of any Group policy or wilfully breaches their duties to the Group; (c) where there is a failure to satisfy the Vesting Conditions in accordance with the Plan; (d) on the date the Participant becomes insolvent or their Nominated Party (if applicable) becomes insolvent; or (e) on the Expiry Date, subject to the discretion of the Board.
11.	Exercise Period	The Options are exercisable at any time on and from the delivery of a vesting notice until the Expiry Date (**Exercise Period**).
12.	Exercise	The Options may be exercised during the Exercise Period by: (a) delivery of a written notice of exercise of Options specifying the number of Options being exercised (**Exercise Notice**); and (b) payment by electronic funds transfer for the Exercise Price for the number of Options being exercised or the cashless exercise procedure set out in paragraph 13. An Exercise Notice is only effective on and from the later of the date of receipt of the Exercise Notice and, subject to the holder electing for Cashless Exercise, the date of receipt of the payment of the Exercise Price for each Option being exercised in cleared funds.
13.	Cashless Exercise	Subject to Board approval, in lieu of paying the aggregate Exercise Price for the number of Options specified in the Exercise Notice, the holder of the Options may elect a cashless exercise (**Cashless Exercise**) whereby the Board will issue to the holder that number of ADRs (rounded down to the nearest whole number) calculated in accordance with the following formula: $S=O*\frac{(MVS-EP)}{MVS}$ Where: S = number of ADRs to be issued on the exercise of the Option[s] O = number of Options being exercised. MVS = market value of ADRs, being the volume weighted averag[e] price per ADRs traded on the ASX over the five trading da[ys] immediately preceding the date of exercise, unless otherwi[se] specified in an invitation or as the rules associated with t[he] trading of an ADR may require. EP = Exercise Price of the Options.

		For the avoidance of doubt, if the sum of the above calculation is zero or negative, then the holder will not be entitled to use Cashless Exercise.
14.	**Timing of issue of ADRs and quotation of ADRs on exercise**	Subject to Applicable Law, within five Business Days after the valid exercise of Options by the holder, the Company will: (a) issue, allocate or cause to be transferred to the holder the number of ADRs to which the holder is entitled; and (b) if required, issue a substitute certificate for any remaining unexercised Options held by the holder. Additionally, the Company will take the proper steps to have an ADR issued by the appropriate financial institution as soon as administratively practicable.
15.	**Restrictions on transfer of ADRs on exercise**	ADRs issued on exercise of the Options are subject to the following restrictions: (a) if the Company is required but is unable to give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, ADRs issued on exercise of the Options may not be traded until 12 months after their issue unless the Company, at its sole discretion, elects to issue a prospectus pursuant to section 708A(11) of the Corporations Act; (b) all ADRs issued on exercise of the Options are subject to restrictions imposed by Applicable Law on dealing in ADRs by persons who possess material information likely to affect the value of the ADRs and which is not generally available; and (c) all ADRs issued on exercise of the Options are subject to the terms of the Company's Securities Trading Policy as set out on the Company's website.
16.	**Rights attaching to ADRs on exercise**	ADRs issued upon exercise of the Option will rank equally with the then issued ADRs of the Company, and, to the extent possible as determined by the Company, all ADRs will rank pari passu in all respects with the Shares of the class of Shares of the Company that are represented by the ADRs.
17.	**Change of Control**	Subject at all times to the Listing Rules, if a Change of Control Event occurs (being an event which results in any person (either alone or together with associates) owning more than 50% of the Company's issued capital), the Board may in its discretion determine the manner in which any or all of the holder's Options will be dealt with, including, without limitation, in a manner that allows the holder to participate in and/or benefit from any transaction arising from or in connection with the Change of Control Event.
18.	**Participation in new issues**	Subject always to the rights under paragraphs 19 and 20, holders of Options will not be entitled to participate in new issues of capital offered to holders of ADRs such as bonus issues and entitlement issues.
19.	**Adjustment for bonus issue of Shares**	In the event of an issue of Shares by the Company pro-rata to shareholders by way of a bonus issue, the Company may issue additional ADRs to such Participant that are maintained by such Participant in an allotment of as many additional ADRs as Shares that would have been issued to a shareholder who, on the date for determining entitlements under the bonus issue, held Shares equal in number to the Shares in respect of which the Options are exercised.
20.	**Reorganisation**	If there is a reorganisation of the issued share capital of the Company (including any subdivision, consolidation, reduction, return or cancellation of such issued capital of the Company), the rights of each holder holding Options will be changed to the extent necessary

		to comply with the Listing Rules applicable to a reorganisation of capital at the time of the reorganisation.
21.	Change to exercise price	An Option does not confer the right to a change in Exercise Price or a change in the number of underlying securities over which the Option can be exercised.
22.	Buy-Back	Subject to applicable law, the Company may at any time buy-back the Options in accordance with the terms of the Plan.

SCHEDULE 3 – VALUATION OF OPTIONS

Non Executive Director Options

The Options to be issued pursuant to Resolutions 5 to 8 have been valued by internal management.

Using the Black & Scholes option model and based on the assumptions set out below, the Options were ascribed the following value:

ASSUMPTIONS:	
Valuation date	9 October 2026
Market price of Shares on previous day	36.5 cents
Exercise price	$1.00
Expiry date (length of time from issue)	5 years
Risk free interest rate	4.96%
Volatility (discount)	166.4%
Indicative value per Option	**33.2 cents**
Total Value of Options	**$663,941**
- Peter Marks (Resolution 5)	$165,985
- Lawrence Gozlan (Resolution 6)	$165,985
- Julian Babarczy (Resolution 7)	$165,985
- Ann Cunningham (Resolution 8)	$165,985

Note: The valuation noted above is not necessarily the market price that the Options could be traded at and is not automatically the market price for taxation purposes.

Executive Director Options

The Options to be issued pursuant to Resolution 9 have been valued by internal management.

Using the Black & Scholes option model and based on the assumptions set out below, the Options were ascribed the following value:

ASSUMPTIONS:	
Valuation date	9 October 2026
Market price of ADSs on previous day	US$3.07
Exercise price	US$8.3472
Expiry date (length of time from issue)	5 years
Risk free interest rate	5.09%
Volatility (discount)	89.22%
Indicative value per Option over ADS	**US$1.7011**
Total Value of Options over ADSs	**US$524,497**
- David Stamler (Resolution 9)	US$524,497

Note: The valuation noted above is not necessarily the market price that the Options could be traded at and is not automatically the market price for taxation purposes.

SCHEDULE 4 – TERMS AND CONDITIONS OF THE PLAN

A summary of the material terms of the Company's Plan is set out below.

For the purposes of this summary, any reference to the term "*exercise*" in relation to Performance Rights shall be read and construed as "*converts*".

Eligible Participant	Eligible Participant means a person that is a 'primary participant' (as that term is defined in Division 1A of Part 7.12 of the Corporations Act) in relation to the Company or an Associated Body Corporate (as defined in the Corporations Act) and has been determined by the Board to be eligible to participate in the Plan from time to time, with the Board retaining discretion to determine, at any time, that the person ceases to be an Eligible Participant, which may impact the treatment of any vested or unvested Plan Securities (defined below) in accordance with the Plan.
Purpose	The purpose of the Plan is to: (a) assist in the reward, retention and motivation of Eligible Participants; (b) link the reward of Eligible Participants to Shareholder value creation; and (c) align the interests of Eligible Participants with shareholders of the Group (being the Company and each of its Associated Bodies Corporate), by providing an opportunity to Eligible Participants to receive an equity interest in the Company in the form of Shares, Options, Performance Rights or other convertible securities (**Plan Securities**). For a Participant who resides in the United States, the term Plan Security shall include any ADR or convertible security that represents an ADR security in the capital of the Company or any Option, Performance Right or Convertible Security to acquire same.
Maximum number of Convertible Securities	The Company will ensure that any invitations under the Plan which are made within Australia and involve monetary consideration comply with the Corporations Act (as modified by any applicable ASIC instruments). The maximum number of equity securities proposed to be issued under the Plan in reliance on Listing Rule 7.2 (Exception 13(b)) 21,750,833 Securities. It is not envisaged that the maximum number of Securities will be issued immediately.
Plan administration	The Plan will be administered by the Board. The Board may exercise any power or discretion conferred on it by the Plan rules in its sole and absolute discretion (except to the extent that it prevents the Participant relying on the deferred tax concessions under Subdivision 83A-C of the *Income Tax Assessment Act 1997* (Cth)). The Board may delegate its powers and discretion.
Eligibility, invitation and application	The Board may from time to time determine that an Eligible Participant may participate in the Plan and make an invitation to that Eligible Participant to apply for any (or any combination of) the Plan Securities provided under the Plan on such terms and conditions as the Board decides. On receipt of an invitation, an Eligible Participant may apply for the Plan Securities the subject of the invitation by sending a completed application form to the Company. The Board may accept an application from an Eligible Participant in whole or in part. If an Eligible Participant is permitted in the invitation, the Eligible Participant may, by notice in writing to the Board, nominate a party in whose favour the Eligible Participant wishes to renounce the invitation.

Grant of Plan Securities	**Participant** means an Eligible Participant who has been granted any Plan Security under the Plan. The Company will, to the extent that it has accepted a duly completed application, grant the Participant the relevant number and type of Plan Securities, subject to the terms and conditions set out in the invitation, the Plan rules and any ancillary documentation required.
Rights attaching to Convertible Securities	A **Convertible Security** represents a right to acquire one or more Plan Shares in accordance with the Plan, including an Option or a Performance Right or, in the case of a Participant who is a resident of the United States, a Security exercisable for an ADR(s) which evidences ownership of Plan Share(s), including any Option or Performance Right.. Prior to a Convertible Security being exercised, the holder: (a) does not have any interest (legal, equitable or otherwise) in any Share which may be issued on exercise of the Convertible Security other than as expressly set out in the Plan; (b) is not entitled to receive notice of, vote at or attend a meeting of the shareholders of the Company; (c) is not entitled to receive any dividends declared by the Company; and (d) is not entitled to participate in any new issue of Shares (see Adjustment of Convertible Securities section below).
Restrictions on dealing with Convertible Securities	Convertible Securities issued under the Plan cannot be sold, assigned, transferred, have a security interest granted over or otherwise dealt with unless in Special Circumstances as defined under the Plan (including in the case of death or total or permanent disability of the holder) with the consent of the Board. A holder must not enter into any arrangement for the purpose of hedging their economic exposure to a Convertible Security that has been granted to them.
Vesting of Convertible Securities	Any vesting conditions applicable to the Convertible Securities will be described in the invitation. If all the vesting conditions are satisfied and/or otherwise waived by the Board, a vesting notice will be sent to the Participant by the Company informing them that the relevant Convertible Securities have vested. Unless and until the vesting notice is issued by the Company, the Convertible Securities will not be considered to have vested. For the avoidance of doubt, if the vesting conditions relevant to a Convertible Security are not satisfied and/or otherwise waived by the Board, that security will lapse.
Forfeiture of Convertible Securities	Convertible Securities will be forfeited in the following circumstances: (a) in the case of unvested Convertible Securities only, where the holder ceases to be an Eligible Participant (e.g. is no longer employed or their office or engagement is discontinued with the Company and any Associated Bodies Corporate (as defined in the Corporations Act) (the **Group**); (b) in the case of unvested Convertible Securities only, where a Participant acts fraudulently, dishonestly, negligently, in contravention of any Group policy or wilfully breaches their duties to the Group and the Board exercises its discretion to deem some or all of the Convertible Securities held by a Participant to have been forfeited; (c) where there is a failure to satisfy the vesting conditions in accordance with the Plan; (d) on the date the Participant becomes insolvent; or (e) on the expiry date of the Convertible Securities,

	subject to the discretion of the Board.
Listing of Convertible Securities	Convertible Securities granted under the Plan will not be quoted on the ASX or any other recognised exchange. The Board reserves the right in its absolute discretion to apply for quotation of Convertible Securities granted under the Plan on the ASX or any other recognised exchange.
Exercise of Convertible Securities and cashless exercise	To exercise a security, the Participant must deliver a signed notice of exercise (**Exercise Notice**) and, subject to a cashless exercise (see next paragraph below), pay the exercise price (if any) to or as directed by the Company, at any time following vesting of the Convertible Securities (if subject to vesting conditions) and prior to the expiry date as set out in the invitation or vesting notice. In the case of Options, subject to the Board's approval, in lieu of paying the aggregate exercise price specified in the Exercise Notice, the Participant may elect a cashless exercise (**Cashless Exercise**) whereby the Board will issue to the Participant that number of Shares (or, if applicable, an ADR granting an ownership interest in Plan Share(s)) (rounded down to the nearest whole number) calculated in accordance with the following formula: $S=O*\frac{(MVS-EP)}{MVS}$ Where: S = number of Shares (or ADRs) to be issued on the exercise of the Options. O = number of Options being exercised. MVS = market value of Shares (or ADRs), being the volume weighted average price per Share traded on the ASX over the five trading days immediately preceding the date of exercise, unless otherwise specified in an invitation or as the rules associated with the trading of an ADR may require. EP = Exercise Price of the Options. For the avoidance of doubt, if the sum of the above calculation is zero or negative, then the holder will not be entitled to use Cashless Exercise. Convertible Securities may not be exercised unless and until that security has vested in accordance with the Plan rules, or such earlier date as set out in the Plan rules.
Timing of issue of Shares and quotation of Shares on exercise	Within five business days after the issue of a valid notice of exercise by a Participant, the Company will issue or cause to be transferred to that Participant the number of Shares or ADRs to which the Participant is entitled under the Plan rules and issue a substitute certificate for any remaining unexercised Convertible Securities held by that Participant. In the case of a valid exercise of a Convertible Security by a Participant who resides in the United States, the Company will take the proper steps to have an ADR issued by the appropriate financial institution as soon as administratively practicable.
Restriction periods and restrictions on transfer of Shares on exercise	If the invitation provides that any Shares issued upon the valid exercise of a Convertible Security are subject to any restrictions as to the disposal or other dealing by a Participant for a period, the Board may implement any procedure it deems appropriate to ensure the compliance by the Participant with this restriction. Additionally, Shares issued on exercise of the Convertible Securities are subject to the following restrictions: (a) if the Company is required but is unable to give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, Shares issued on exercise of the Convertible Securities may not be

	traded until 12 months after their issue unless the Company, at its sole discretion, elects to issue a prospectus pursuant to section 708A(11) of the Corporations Act; (b) all Shares issued on exercise of the Convertible Securities are subject to restrictions imposed by applicable law on dealing in Shares by persons who possess material information likely to affect the value of the Shares and which is not generally available; and (c) all Shares issued on exercise of the Convertible Securities are subject to the terms of the Company's Securities Trading Policy (as set out on the Company's website)
Rights attaching to Shares on exercise	All Shares issued upon exercise of Convertible Securities will rank equally in all respects with the then Shares of the Company. All ADRs issued under this Plan will rank pari passu with all other ADRs issued hereunder and, to the extent possible as determined by the Company, all ADRs will rank pari passu in all respects with the Shares of the class of Shares of the Company that are represented by the ADRs.
Change of control	Subject at all times to the Listing Rules, if a change of control event occurs (being an event which results in any person (either alone or together with associates) owning more than 50% of the Company's issued capital), or the Board determines that such an event is likely to occur, the Board may in its discretion determine the manner in which any or all of the holder's Convertible Securities will be dealt with, including, without limitation, in a manner that allows the holder to participate in and/or benefit from any transaction arising from or in connection with the change of control event. The Board may specify in the Invitation how the Convertible Securities will be treated on a change of control event occurring, or the Board determining that such event is likely to occur, which may vary depending upon circumstances in which the Participant becomes a leaver and preserve some or all of the Board's discretion under this rule.
Participation in entitlements and bonus issues	Subject always to the rights under the following two paragraphs, Participants will not be entitled to participate in new issues of capital offered to holders of Shares such as bonus issues and entitlement issues.
Adjustment for bonus issue	If Shares are issued by the Company by way of bonus issue (other than an issue in lieu of dividends or by way of dividend reinvestment), the Participant is entitled, upon exercise of the Convertible Securities, to receive an issue of as many additional Shares as would have been issued to the holder if the holder held Shares equal in number to the Shares in respect of which the Convertible Securities are exercised. In the case of a Participant who resides in the United States, in the event of an issue of Shares by the Company pro-rata to shareholders by way of a bonus issue, the Company may issue additional ADRs to such Participant that are maintained by such Participant in an allotment of as many additional ADRs as Shares that would have been issued to a shareholder who, on the date for determining entitlements under the bonus issue, held Shares equal in number to the Shares in respect of which the Convertible Securities are exercised.
Reorganisation	If there is a reorganisation of the issued share capital of the Company (including any subdivision, consolidation, reduction, return or cancellation of such issued capital of the Company), the rights of each Participant holding Convertible Securities will be changed to the extent necessary to comply with the Listing Rules applicable to a reorganisation of capital at the time of the reorganisation.

Buy-Back	Subject to applicable law, the Company may at any time buy-back Securities in accordance with the terms of the Plan.
Employee Share Trust	The Board may in its sole and absolute discretion use an employee share trust or other mechanism for the purposes of holding Convertible Securities for holders under the Plan and delivering Shares on behalf of holders upon exercise of Convertible Securities.
Amendment of Plan	Subject to the following paragraph, the Board may at any time amend any provisions of the Plan rules, including (without limitation) the terms and conditions upon which any Plan Securities have been granted under the Plan and determine that any amendments to the Plan rules be given retrospective effect, immediate effect or future effect. No amendment to any provision of the Plan rules may be made if the amendment materially reduces the rights of any Participant as they existed before the date of the amendment, other than an amendment introduced primarily for the purpose of complying with legislation or to correct manifest error or mistake, amongst other things, or is agreed to in writing by all Participants.
Plan duration	The Plan continues in operation until the Board decides to end it. The Board may from time to time suspend the operation of the Plan for a fixed period or indefinitely and may end any suspension. If the Plan is terminated or suspended for any reason, that termination or suspension must not prejudice the accrued rights of the Participants. If a Participant and the Company (acting by the Board) agree in writing that some or all of the Plan Securities granted to that Participant are to be cancelled on a specified date or on the occurrence of a particular event, then those Plan Securities may be cancelled in the manner agreed between the Company and the Participant.
Income Tax Assessment Act	The Plan is a plan to which Subdivision 83A-C of the *Income Tax Assessment Act 1997* (Cth) applies (subject to the conditions in that Act) except to the extent an invitation provides otherwise.
Withholding	If required to account for any tax or superannuation amounts for a Participant, a Group member, trustee, or Plan administrator is entitled to withhold or be reimbursed by the Participant for the amount accordingly.

ANNEXURE A – NOMINATION OF AUDITOR LETTER

12 October 2026

Alterity Therapeutics Limited
Level 15, 500 Collins Street
Melbourne VIC 3000

I, Abby Macnish Niven, being a member of Alterity Therapeutics Limited (**Company**), nominate BDO Audit Pty Ltd in accordance with section 328B(1) of the *Corporations Act 2001* (Cth) (**Corporations Act**) to fill the office of auditor of the Company.

Please distribute copies of this notice of nomination as required by section 328B(3) of the Corporations Act.

Signed and dated 12 October 2026:

Abby Macnish Niven
Company Secretary

Proxy Voting Form

If you are attending the virtual Meeting please retain this Proxy Voting Form for online Securityholder registration.

Alterity Therapeutics Limited | ABN 37 080 699 065

Your proxy voting instruction must be received by **11:00am (AEDT) on Wednesday, 18 November 2026**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 - APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.
Joint holding: Where the holding is in more than one name, all Shareholders should sign.
Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
Email Address: Please provide your email address in the space provided.
By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automicgroup.com.au.

Lodging your Proxy Voting Form:

Online
Use your computer or smartphone to appoint a proxy at https://portal.automic.com.au/investor/home or scan the QR code below using your smartphone
Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.

BY MAIL:
Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:
meetings@automicgroup.com.au

BY FACSIMILE:
+61 2 8583 3040

All enquiries to Automic:
WEBSITE:
https://automicgroup.com.au

PHONE:
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Alterity Therapeutics Limited, to be held virtually at **11:00am (AEDT) on Friday, 20 November 2026** and physically at **Level 7, 500 Collins Street, Melbourne, VIC 3000** hereby:

Appoint the **Chair** of the **Meeting (Chair)** to vote in accordance with the following directions (or if no directions have been given, and subject to the relevant laws, as the Chair sees fit) at this meeting and at any adjournment thereof.

Please note: *If you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy. If the person so named is absent from the meeting, or if no person is named, the Chair will act on your behalf.*

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Unless indicated otherwise by marking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS

Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1, 5, 6, 7, 8, 9 and 10 (except where I/we have indicated a different voting intention below) even though Resolutions 1, 5, 6, 7, 8, 9 and 10 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

VIRTUAL PARTICIPATION AT THE MEETING:

The Company is pleased to provide shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform powered by Automic, where shareholders will be able to watch, listen, and vote online.

To access the virtual meeting:

1. Open your internet browser and go to **investor.automic.com.au**
2. Login with your username and password or click **"register"** if you haven't already created an account. **Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting**

Further information on how to do this is set out in the Notice of Meeting. The Explanatory Notes that accompany and form part of the Notice of Meeting describe the various matters to be considered.

ATH

STEP 2 - Your voting direction

	Resolutions	For	Against	Abstain
1	Adoption of Remuneration Report			
2	Re-election of a Director - Peter Marks			
3	Re-election of a Director - Lawrence Gozlan			
4	Approval of 7.1A mandate			
5	Approval to issue Options to Peter Marks			
6	Approval to issue Options to Lawrence Gozlan			
7	Approval to issue Options to Julian Babarczy			
8	Approval to issue Options to Ann Cunningham			
9	Approval to issue Options to David Stamler			
10	Approval of potential termination benefits to David Stamler			
11	Confirmation of appointment of auditor			

Please note: *If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution and your votes will not be counted in computing the required majority on a poll.*

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY) __ / __ / __

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).